

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

> **Re: Arrived Homes, LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed January 12, 2021**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

Amendment No. 4 to Form 1-A filed on January 12, 2021

General

1. We note your response to our prior comment 1 and your disclosure of Projection Targets - Year 1 Summary and HouseCanary Value Forecast on your website and in your Testing the Waters Materials. Please tell us how you are able to support these projection amounts and forecasts. For example purposes only, please tell us your basis for projecting equity appreciation, focusing on each estimate and assumption inherent in this calculation. Refer to Part II (b) of Form 1-A for guidance.

2. We note the testing the waters materials previously filed as Exhibits 13.5 and 13.6, which appeared to be portions of your publicly available website. Please file revised exhibits and also comply with Rule 255(d), which requires that if solicitation of interest materials

are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

The Series Properties, page 45

3.   We note your disclosure of anticipated operating expenses for each property. Please revise your disclosure to clarify, if true, the monthly range does not include amounts for capital expenditures for major repairs. Please disclose known anticipated significant capital expenditures, if any.

4.   Please tell us if the owner affiliate owns any additional properties that have not been acquired by the registrant. To the extent the owner affiliate owns such properties, please tell us if the registrant intends to acquire these properties.

Unaudited Pro Forma Combined Financial Statements, page F-54

5.   We note you have acquired the Arrived Homes Series Patrick Property, the Arrived Homes Series Pecan Property, the Arrived Homes Series Plumtree Property, and the Arrived Homes Series Chaparral Property. Please tell us how you determined it was unnecessary to reflect these properties in your pro forma financial statements. Please refer to Part F/S of Form 1-A.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2019, page F-57

6.   It appears that your Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2019 reflects only activity subsequent to the date the owner affiliate acquired the Arrived Homes Series Lierly LLC property and the Arrived Homes Series Soapstone LLC property. Please tell us how you determined it was unnecessary to include activity from the period beginning January 1, 2019 to the acquisition date by the owner affiliate. Reference is made to Part F/S of Form 1-A.

 You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul C. Levites, Esq.